UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant’s name into English)

110-12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, Canada, T2P 2M1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

By:	/s/ Scott Jeffers
	Name:	Scott Jeffers
	Title:	Corporate Secretary

Date: April 1, 2019

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	Notice of Annual and Special Meeting of Shareholders dated March 26, 2019
99.2	Management Proxy Circular dated March 26, 2019
99.3	Form of Proxy for Holders of TransAlta Corporation Common Shares
99.4	Form of Voting Instruction Form for Holders of TransAlta Corporation Common Shares